LAW OFFICES

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ

A PROFESSIONAL CORPORATION

FIRST TENNESSEE BUILDING

165 MADISON AVENUE

SUITE 2000

MEMPHIS, TENNESSEE 38103

(901) 526-2000

FACSIMILE

(901) 577-2303

JACKIE G. PRESTER

Direct Dial: (901) 577-8114

Direct Fax: (901) 577-0762

E-Mail Address: jprester@bakerdonelson.com

May 13, 2005

Mr. Larry Spirgel	Via EDGAR
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA EDGAR

Re:	eOn Communications Corporation

Form 10-K for the fiscal year ended July 31, 2004

Filed October 28, 2004

Form 10-Q for the quarter ended January 31, 2005

Filed March 17, 2005

File No. 0-26399

Dear Mr. Spirgel:

This letter is being submitted in response to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 15, 2005 to Mr. Stephen Bowling, the Chief Financial Officer of eOn Communications Corporation (the “Company”), with respect to the above-referenced reports filed pursuant to the Securities Exchange Act of 1934 (the “Reports”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

For your convenience, we set forth each comment from your comment letter in italic typeface and included the Company’s response below it. All page references are to pages of the attachment (the “Attachment”) to this letter, the content of which eOn proposes to incorporate as amendments to the Reports upon resolution of all comments set forth in your original letter (the “Amendments”).

ALABAMA	GEORGIA	• LOUISIANA	• MISSISSIPPI	TENNESSEE	• WASHINGTON, D.C.	BEIJING, CHINA
Representative Office,
BDBC International, LLC

Mr. Larry Spirgel

May 13, 2005

Form 10-K for the fiscal year ended July 31, 2004, filed October 28, 2004

1. We note that, at a minimum, you have a current note payable, operating leases and inventory purchase commitments. Please refer to Item 303(a)(5) of Regulation S-K and revise to include a tabular disclosure of your contractual obligations.

Response:

The Company will amend its Form 10-K to include a tabular disclosure of its contractual obligations, as set forth on page 1 of the Attachment..

2. Your discussion of cash flows from operating, investing and financing activities appear to be a mechanical recitation of your cash flow statement, and does not provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Refer to Item 303 of Regulation S-K as well as section IV of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. Revise to provide not only a “discussion” but also an “analysis” of historical information as well as known trends, demands, commitments, events or uncertainties that will result in your liquidity increasing or decreasing in any material way. Your disclosures should provide insight into the underlying internal and external business factors driving such changes as seen through the eyes of management.

Response:

The Company will amend its Form 10-K for the year ended July 31, 2004 to expand its discussion and analysis of historical as well as forward looking information in its cash flows from operating, investing and financing activities. In addition, the Company will amend its Form 10Q’s for the quarters ended October 31, 2004 and January 31, 2005 to make similar disclosures for the first and second quarters of fiscal year 2005. The amended text begins on page 2 of the Attachment..

3. Refer to the 8-K filed on 08/13/04 to report the acquisition of Cortelco China. We note that you filed financial statements for Cortelco China for the most recent fiscal year and interim period before the acquisition. It would appear that you were required to file financial statements for the year ended December 31, 2002 as well since this acquisition exceeds 40% significance. Refer to Rule 3-05(b)(2)(iv) of Regulation S-X and tell us why you believe you were in compliance with the requirements of Rule 3-05 of S-X.

Mr. Larry Spirgel

May 13, 2005

Response:

To determine the filing requirements for eOn’s acquisition of Cortelco Shanghai, the Company prepared calculations in accordance with Regulation S-X. Regulation S-X Rule 3-05 specifies the following for purposes of applying the significant subsidiary test:

“The registrant’s and its other subsidiaries proportionate share of the total assets (after company eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year”

The Company’s calculation in accordance with Regulations S-X Rule 3-05 follows:

Cortelco Shanghai total assets at December 31, 2003	$9,027,000
eOn Communications Corporation proportionate share acquired	54.14%
Proportionate share of total assets of Cortelco Shanghai	$4,887,218
Consolidated total assets of eOn Communications, Inc. at July 31, 2003	$13,434,000
Proportionate share of Cortelco Shanghai total assets as a percent of total assets of eOn Communications Corporation	36.38%

Based upon the above calculation in accordance with Regulation S-X Rule 3-05, the Company concluded that eOn’s proportionate share of the Cortelco Shanghai total assets acquired represented 36.38% of the Company’s July 31, 2003 consolidated assets of $13,434,000. The other tests required by Regulation S-X Rule 3-05 were less than 20%. Accordingly, eOn concluded that an audit of Cortelco Shanghai was only required for the most recent year which was December 31, 2003.

4. Revise your product warranty accounting policy to clarify the scope of warranties that you offer to your customers and how you account for such warranties.

Response:

The Company will amend its Form 10-K for the year ended July 31, 2004 to clarify the scope of warranties offered to customers and eOn’s accounting for these warranties. The amended text begins on page 5 of the Attachment..

5. Revise to provide a description of the underlying related party transactions and the terms and manner of settlement, particularly with respect to the amounts payable to Shanghai Bell and CII.

Response:

The Company will amend its Form 10-K for the year ended July 31, 2004 to include a description of the underlying transactions and terms and manner of settlement. The amended text begins on page 6 of the Attachment..

6. We note the disclosure in your December 16, 2004 Form 8-K that Grant Thornton had identified, during its audit of your financial statements for the fiscal year ended July 31, 2004, material weaknesses in Cortelco Shanghai’s internal control over financial reporting. In light of this disclosure and the fact that you acquired a controlling interest in Cortelco Shanghai on June 1, 2004, please amend your Form 10-K to discuss how your certifying officers determined that your disclosure controls and procedures were “effective to ensure that information required to be disclosed by [you] in reports

Mr. Larry Spirgel

May 13, 2005

that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms” as of July 31, 2004. As part of this discussion, please specify the processes and procedures that you had in place for the period covered by the report that enabled the officers to reach the conclusion that your disclosure controls and procedures were effective.

Please also amend your October 31, 2004 Form 10-Q to include similar disclosure about the period covered by that report.

Response:

After further review of SEC rules and interpretations regarding the definition of “disclosure controls and procedures,” the Company has determined that its disclosure controls and procedures were ineffective as of the period ended July 31, 2004 and October 31, 2004 with respect to the specific internal control weaknesses identified by its auditors and as described in the Company’s Form 10-K The Company will amend its Form 10-K for the year ended July 31, 2004 and Form 10-Q for the quarter ended October 31, 2004, to describe the ineffective disclosure controls and procedures, and to describe the steps the Company has taken to remedy the deficiencies. Please see the amended text beginning on page 7 of the Attachment.

7. Since it is not apparent whether your certifying officers, in making their conclusions in your Form 10-K, considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e), please disclose whether your certifying officers concluded, as of the end of the period covered by the report, your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state, if true, that your certifying officers concluded that, as of the end of the period covered by the report, your disclosure controls and procedures were effective.

Please provide similar disclosure concerning your October 31, 2004 Form 10-Q.

Response:

Please see response set forth in paragraph 6 above.

8. We note your statement in the Form 10-K that, “[o]ther than as described above, there was no change in [y]our internal control over financial reporting during [y]our fourth fiscal quarter…” Note that you may not qualify your conclusion; rather, you should take any changes into account when making your conclusion about changes in your internal control over financial reporting. Therefore, revise to state, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting, and identify the changes. Similarly revise the disclosure

Mr. Larry Spirgel

May 13, 2005

in your October 31, 2004 and January 31, 2005 Forms 10-Q. See Question 5 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004) available on our web site at http://www.sec.gov/info/accountants/controlfaq1004.htm.

Response:

After further review of SEC rules and interpretations, the Company has revised the disclosure to reflect that there were changes to internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, and has further identified these changes. Please see the amended text beginning on page 7 of the Attachment.

9. We also note that your chief executive officer and chief financial officer certified, in their Rule 13a-14(a) certifications, that, based on their knowledge, “the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.” If the actions you have described on page 50 to address the Cortelco Shanghai “internal control issues” are changes in your internal control over financial reporting, and given the ongoing and/or prospective nature of these actions, please revise your disclosure in Item 9A to explain why your officers believe that the financial statements for the fiscal period covered by the Form 10-K fairly present in all material respects your financial condition, results of operations, and cash flows. Please provide similar disclosure for each of your October 31, 2004 and January 31, 2005 Forms 10-Q.

Response:

Although there were material weaknesses identified, the Company’s evaluation of these weaknesses concluded that they did not have a material impact on the financial statements. As discussed in our response to comment 6 above, the Company has taken the steps necessary to fairly present the financial statements in all material respects as of and for the periods presented.

Form 10-Q for the fiscal quarter ended January 31, 2005, filed March 17, 2005

10. We note that you have not disclosed your officers’ conclusions regarding the “effectiveness” of your disclosure controls and procedures. Please revise to include them.

Response:

The Company will amend its Form 10-Q to disclose eOn’s officers’ conclusions regarding the “effectiveness” of disclosure controls and procedures, as reflected on page 11 of the Attachment.

11. Please indicate whether the “material weakness in the functioning of [your] disclosure controls and procedures” and the “[lack of] controls relating to the monitoring and investigation of intercompany balances and related differences and elimination of intercompany balances in the

Mr. Larry Spirgel

May 13, 2005

consolidation process” concern only Cortelco Shanghai. Clarify and describe any material impact that the weakness has had or may have on your financial statements. Also indicate when the weakness and lack of controls began, what steps the company plans to take, or has taken, to correct them and the specific timeframe for the various remediation efforts. If the weakness or lack of controls existed during the periods covered by your July 31, 2004 Form 10-K and October 31, 2004 Form 10-Q, tell us in your response letter how you certifying officers reached the conclusion that your disclosure controls and procedures were effective as of the end of the periods covered by those reports.

Response:

Please see response in paragraph 6 above. The material weakness relating to the monitoring and investigation of intercompany balances and related differences and elimination of intercompany balances in the consolidation process relates solely to Cortelco Shanghai. This weakness caused the Company’s loss to be understated by $66,000 in its earnings press release dated March 11, 2005. In the opinion of management of eOn, the Company’s financial statements as filed in Form 10-Q on March 17, 2005, fairly present in all material respects the financial condition, results of operations and cash flows as of and for the period presented.

This weakness commenced with the change in US Controllers in September, 2004. The following remediation actions have been taken in March and early April 2005:

1.	The Company hired a new Controller

2.	All inter-company accounts receivable and accounts payable are reconciled monthly

3.	The Cortelco Shanghai Quarterly U.S. GAAP financial worksheet will segregate the accounts receivable and accounts payable with eOn as separate line items.

4.	Chief Financial Officer will review each specific consolidation elimination entry.

The material weakness relating to the monitoring and investigation of inter-company balances and related differences and elimination of inter-company balances in the consolidation process identified in the Form 10-Q for the quarter ending January 31, 2005 was present at October 31, 2004, but the impact on the financial statements was immaterial.

If you have any questions regarding the information set forth in this letter, please feel free to call the undersigned at (901) 577-8114 or Mr. Stephen Bowling at 770 423-2322. As discussed above, upon resolution of all SEC comments, eOn will file amendments to the Reports as proposed in this letter.

Sincerely,

/s/ Jackie G. Prester Jackie G. Prester

cc:	Mr. Stephen Bowling, Chief Financial Officer, eOn

ATTACHMENT

July 31, 2005 Form 10-K Amendment in Response to SEC Comment No. 1

Contractual Obligations

The Company is obligated to make future payments under various contracts it has entered into, including amounts pursuant to non-cancelable operating lease agreements for office and warehouse space, and inventory purchase obligations. Expected future minimum contractual cash obligations for the next five years and in the aggregate at July 31, 2004 are as follows (dollars in thousands):

	Payments Due by Period for the Years Ending July 31,
	Total	2005	2006	2007	2008	2009	Thereafter
Note payable (1)	$767	$767	$—	$—	$—	$—	$—

Operating leases (2)	757	287	288	182	—	—	—
Lease termination agreement (3)	175	175	—	—	—	—	—
Purchase obligations (4)	1,518	1,518	—	—	—	—	—

Total	$3,217	$2,747	$288	$182	$—	$—	$—

(1)	Short term notes issued by Cortelco Shanghai for inventory purchases.
(2)	Operating leases do not include payments under renewals to the original lease term.
(3)	Final payments due under Memphis lease termination agreement.
(4)	Outstanding commitments for inventory purchases under open purchase orders.

ATTACHMENT

July 31, 2004 Form 10-K Amendment in Response to SEC Comment No. 2

Liquidity

Since inception, the Company has financed its operations through debt financing and proceeds generated from public offerings of its common stock. The proceeds from these transactions have been used primarily to fund research and development costs, and selling, general and administrative expenses. Additionally, since inception, the Company has invested $4.5 million in capital expenditures.

The Company has incurred substantial net operating losses since inception and negative cash flows from operating activities through July 31, 2004; resulting in an accumulated deficit of $43.4 million. During the second fiscal quarter of 2001, the Company adopted a restructuring plan, which included headcount reductions and office space consolidation to reduce costs and improve productivity. During fiscal year 2003, cash and cash equivalents and short term investments declined from $9.3 million to $7.4 million, largely due to the operating loss of $1.5 million.

The Company incurred a loss of $0.9 million in fiscal 2004. As of July 31, 2004, the Company had $6.0 million in cash and cash equivalents and short term investments in the United States available to fund operations, and Cortelco Shanghai had $3.0 million in cash and cash equivalents to fund its operations.

The Company is dependent on available cash, short-term investments and operating cash flow to finance operations and meet its other capital needs. If such sources are not sufficient, alternative funding sources may not be available. The Company believes that cash on hand and short-term marketable securities plus the additional liquidity that it expects to generate from operations will be sufficient to cover its working capital and fund expected capital expenditures over at least the next twelve months.

Capital Resources

We have principally relied on the proceeds from equity and cash provided from operations as our primary sources of capital. While we do not currently anticipate the need to raise additional capital to meet our operating and capital expenditure requirements in the foreseeable future, our funding status is dependent on a number of factors influencing projections of operating cash flows, including those related to profit margins, controlling selling, general and administrative costs and research and development costs. Further, we believe that the cash and short-term investment securities on hand plus the additional liquidity that we expect to generate from operations will be sufficient to meet the cash requirements of the business including capital expenditures, cash interest payments and working capital needs for at least the next twelve months. Should actual results differ significantly from our current assumptions, our liquidity position could be adversely affected and we could be in a position that would require us to raise additional capital, which may not be available to us or may not be available on acceptable terms.

ATTACHMENT

October 31, 2004 Form 10-Q Amendment in Response to SEC Comment No. 2

Liquidity

Since inception, the Company has financed its operations through debt financing and proceeds generated from public offerings of its common stock. The proceeds from these transactions have been used primarily to fund research and development costs, and selling, general and administrative expenses. Additionally, since inception, the Company has invested $4.5 million in capital expenditures.

The Company has incurred substantial net operating losses since inception and negative cash flows from operating activities through July 31, 2004; resulting in an accumulated deficit of $43.4 million. During the second fiscal quarter of 2001, the Company adopted a restructuring plan, which included headcount reductions and office space consolidation to reduce costs and improve productivity. During fiscal year 2004, cash and cash equivalents and short term investments increased from $7.4 million to $8.7 million, primarily reflecting $3.1 million of cash acquired from Cortelco Shanghai, partially offset by an operating loss of $0.9 million.

The Company had income from continuing operations of $88,000 for the three months ended October 31, 2004 versus income from continuing operations of $345,000 for the same period in the prior year. As of October 31, 2004, the Company had $5.4 million in cash and cash equivalents and short term investments in the United States available to fund operations, and Cortelco Shanghai had $2.4 million in cash and cash equivalents to fund its operations.

The Company is dependent on available cash, short-term investments and operating cash flow to finance operations and meet its other capital needs. If such sources are not sufficient, alternative funding sources may not be available. The Company believes that cash on hand and short-term marketable securities plus the additional liquidity that it expects to generate from operations will be sufficient to cover its working capital and fund expected capital expenditures over at least the next twelve months.

Capital Resources

We have principally relied on the proceeds from equity and cash provided from operations as our primary sources of capital. While we do not currently anticipate the need to raise additional capital to meet our operating and capital expenditure requirements in the foreseeable future, our funding status is dependent on a number of factors influencing projections of operating cash flows, including those related to profit margins, controlling selling, general and administrative costs and research and development costs. Further, we believe that the cash and short-term investment securities on hand plus the additional liquidity that we expect to generate from operations will be sufficient to meet the cash requirements of the business including capital expenditures, cash interest payments and working capital needs for at least the next twelve months. Should actual results differ significantly from our current assumptions, our liquidity position could be adversely affected and we could be in a position that would require us to raise additional capital, which may not be available to us or may not be available on acceptable terms.

ATTACHMENT

January 31, 2005 Form 10-Q Amendment in Response to SEC Comment No. 2

Liquidity

Since inception, the Company has financed its operations through debt financing and proceeds generated from public offerings of its common stock. The proceeds from these transactions have been used primarily to fund research and development costs, and selling, general and administrative expenses. Additionally, since inception, the Company has invested $4.5 million in capital expenditures.

The Company has incurred substantial net operating losses since inception and negative cash flows from operating activities through July 31, 2004; resulting in an accumulated deficit of $43.4 million. During the second fiscal quarter of 2001, the Company adopted a restructuring plan, which included headcount reductions and office space consolidation to reduce costs and improve productivity. During fiscal year 2004, cash and cash equivalents and short term investments increased from $7.4 million to $8.7 million, primarily reflecting $3.1 million of cash acquired from Cortelco Shanghai, partially offset by an operating loss of $0.9 million.

The Company incurred a loss from continuing operations of $438,000 for the six months ended January 31, 2005 versus income from operations of $453,000 for the same period in the prior year. As of January 31, 2005, the Company had $5.4 million in cash and cash equivalents and short term investments in the United States available to fund operations, and Cortelco Shanghai had $3.0 million in cash and cash equivalents to fund its operations.

The Company is dependent on available cash, short-term investments and operating cash flow to finance operations and meet its other capital needs. If such sources are not sufficient, alternative funding sources may not be available. The Company believes that cash on hand and short-term marketable securities plus the additional liquidity that it expects to generate from operations will be sufficient to cover its working capital and fund expected capital expenditures over at least the next twelve months.

Capital Resources

We have principally relied on the proceeds from equity and cash provided from operations as our primary sources of capital. While we do not currently anticipate the need to raise additional capital to meet our operating and capital expenditure requirements in the foreseeable future, our funding status is dependent on a number of factors influencing projections of operating cash flows, including those related to profit margins, controlling selling, general and administrative costs and research and development costs. Further, we believe that the cash and short-term investment securities on hand plus the additional liquidity that we expect to generate from operations will be sufficient to meet the cash requirements of the business including capital expenditures, cash interest payments and working capital needs for at least the next twelve months. Should actual results differ significantly from our current assumptions, our liquidity position could be adversely affected and we could be in a position that would require us to raise additional capital, which may not be available to us or may not be available on acceptable terms.

ATTACHMENT

July 31, 2004 Form 10-K Amendment in response to SEC Comment No. 4

The Company generally provides customers a one year product warranty from the date of purchase. We estimate the costs of satisfying warranty claims based on analysis of past claims experience and provide for these future claims in the period that revenue is recognized. The cost of satisfying warranty claims, which approximates 2% of revenues, has historically been comprised of materials and direct labor costs. We perform quarterly evaluations of these estimates, and any changes in estimates, which could potentially be significant, are included in earnings in the period in which the evaluations are completed.

ATTACHMENT

July 31, 2004 From 10-K Amendment in Response to SEC Comment No. 5

Shanghai Bell

The chairman of the Board of Directors of Shanghai Bell is also the chairman of the Board of Directors of Shanghai Fortune. Shanghai Fortune is the minority shareholder of the Company’s Cortelco Shanghai subsidiary. Shanghai Bell is Cortelco Shanghai’s largest customer and a significant supplier. Cortelco Shanghai buys various telecom equipment from different Shanghai Bell divisions for resale to third parties and Cortelco Shanghai sells, and installs various telecom equipment for Shanghai Bell divisions. Accounts receivable and accounts payable are usually settled in three to six months, sometimes by offset rather than payment in local currency. Payment terms on some installation projects are extended beyond one year from completion, reflecting a negotiated repayment schedule.

Cortelco International, Inc. and Cortelco Systems Holding Corporation

Cortelco International, Inc. (“CII”) is a subsidiary of Cortelco Systems Holding Corporation (“CSHC”) and a supplier of Millenium and eQueue peripheral hardware. Accounts payable are paid on thirty to sixty day terms. The Company has had no significant transactions with CSHC.

Cortelco Systems Puerto Rico

Cortelco Systems Puerto Rico (“CSPR”) was a wholly-owned subsidiary of the Company until August 28, 2001, when it was spun off to the shareholders of eOn. Since the spin-off, the Company has not had significant transactions with CSPR.

ATTACHMENT

July 31, 2004 Form 10-K Amendment in Response to SEC Comment Nos. 6, 7, 8 and 9

ITEM 9a. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) were ineffective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms for the following reason:.

During the audit of the Company’s fiscal year end financial statements, the Company’s external auditors identified certain material internal control deficiencies in Cortelco Shanghai’s financial reporting which could adversely affect the reliability of the Company’s financial reporting for future periods. As a result, the Company has determined that its disclosure controls and procedures related to Cortelco Shanghai were not effective for the two month period from the date of the acquisition until the end of its fiscal year at July 31, 2004. Significant deficiencies identified were:

•	Lack of analysis and reconciliation of certain accounts on a periodic basis;

•	Limited review by accounting personnel with direct oversight responsibility;

•	Cortelco Shanghai senior financial staff had little knowledge of Generally Accepted Accounting Principles in the United States (“U.S. GAAP”);

•	No revenue recognition policy in conformance with U.S. GAAP;

•	Internal controls structure relied on single person;

•	Inadequate detail in procedures for physical inventory counts and

•	Large number of adjusting journal entries.

In order to compensate for the internal control deficiencies (cumulatively classified as a material weakness by Grant Thornton) at Cortelco Shanghai, eOn’s certifying officers did the following to ensure that eOn’s financial statements fairly presented in all material respects the financial condition, results of operations and cash flows as of and for the period ended July 31, 2004:

•	Reviewed all revenue transactions for proper recognition timing, including appropriate matching of expense and revenue where installation was part of contract;

•	Reviewed expense detail to identify accrual requirements and analyze unusual items;

•	Compared accruals to prior periods;

•	Reviewed the Cortelco Shanghai external audit of 2003 and auditor reviews of interim periods to identify all potential problem areas, including several balance sheet reclassifications;

•	Reviewed bank reconciliations;

•	Performed line by line inventory analysis for obsolescence;

•	Analyzed accounts receivable aging with local management and with historical payment patterns;

•	Investigated customer returns documentation for warranty obligations;

•	Reviewed terms and payment history of notes receivable and notes payable;

ATTACHMENT

•	Reviewed accounts payable aging and

•	Reviewed accounts receivable from employees.

Changes in internal control over financial reporting. Cortelco Shanghai has historically maintained its books and records in accordance with Generally Accepted Accounting Principles adopted in the People’s Republic of China (“PRC GAAP”). Since the acquisition during the fourth quarter of this year, eOn must include Cortelco Shanghai’s financial information in its consolidated financial statements for its fourth quarter and fiscal year 2004 in accordance with the U.S. GAAP. A number of adjustments were made to adjust Cortelco Shanghai’s year end financial information from PRC GAAP to U.S. GAAP.

eOn’s auditors have rendered an unqualified opinion with respect to eOn’s consolidated financial statements, which include the financial information for Cortelco Shanghai. However, during the course of the audit of Cortelco Shanghai, the auditors identified certain material internal control deficiencies in Cortelco Shanghai’s financial reporting which could adversely affect the reliability of the Company’s financial reporting for future periods if not corrected. Specifically, the auditors noted that certain Cortelco Shanghai accounts were not analyzed or reconciled on a monthly, quarterly, or annual basis, as part of the closing process, and there was no provision for any review of any such reconciliations. The auditors noted that there was no standardized methodology to reconcile the differences between U.S. GAAP and PRC GAAP, and the auditors proposed adjustments relating to the revenue recognition differences between U.S. GAAP and PRC GAAP. The auditors concluded that while it was evident that eOn has qualified accounting and finance personnel, Cortelco Shanghai does not have sufficient skilled personnel to accumulate and report financial information in accordance with U.S. GAAP. In addition, management of Cortelco Shanghai had not established proper physical inventory procedures for staff to follow.

eOn has taken the following actions to address the internal control issues identified by the auditors:

1.	Cortelco Shanghai has hired a person trained in preparing financial information, with an MBA from a United States university, who is a native of the People’s Republic of China and has experience and knowledge with both PRC GAAP and U.S. GAAP;

2.	eOn has begun the process of taking an inventory of Cortelco Shanghai’s internal controls and making adjustments as necessary to conform with eOn’s systems of internal controls over financial reporting;

3.	Commencing September 2004, Cortelco Shanghai is reconciling every account monthly, and delivers reconcilement information to eOn monthly for review by eOn’s Controller and the Chief Financial Officer; and

4.	By the end of October 2004 Cortelco Shanghai will have delivered detailed account information to verify that appropriate adjustments are being made between U.S. GAAP and PRC GAAP. Cortelco Shanghai will deliver such information to eOn monthly.

eOn believes that these actions will satisfactorily address the control deficiencies identified by its auditors and will help ensure that internal controls are sufficient at Cortelco Shanghai to provide reasonable assurance regarding the reliability of the financial information provided to eOn. eOn will continue to monitor Cortelco Shanghai’s financial reporting systems and controls closely to ensure that any deficiencies are promptly identified and corrected.

There were changes in internal control over financial reporting that occurred during the quarter ending July 31, 2004 to remediate the ineffective disclosure controls and procedures described above that have materially affected the Company’s internal control over financial reporting as follows:

Cortelco Shanghai hired a person trained in preparing financial information, with an MBA from a United States University, who is a native of the People’s Republic of China and has experience and knowledge with both PRC GAAP and U.S. GAAP.

ATTACHMENT

October 31, 2004 Form 10-Q Amendment in Response to SEC Comment Nos. 6, 7, 8 and 9.

ITEM 4. DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) were ineffective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms for the following reason:

Significant internal control deficiencies with respect to financial reporting of Cortelco Shanghai financial information existed as of the end of the quarter as follows:

•	Cortelco Shanghai senior financial staff had little knowledge of Generally Accepted Accounting Principles in the United States (“U.S. GAAP”);

•	No Revenue Recognition policy in conformance with U.S. GAAP;

•	Internal controls structure relies on single person;

•	Inadequate detail in procedures for physical inventory counts; and

•	Financial statements prepared by the Company Chief Financial Officer without review.

In response to the internal control deficiencies identified by Grant Thornton, eOn hired a Chinese born US MBA to be full-time Financial Reporting Manager at Cortelco Shanghai. She and the eOn Controller and Chief Financial Officer implemented the following monthly controls during the quarter ending October 31, 2004:

•	Review revenue/margin cut off log;
•	List all invoices with cost and margin, review ship records and contract terms;
•	Review/list all shipments date, contract, customer, RMB cost;
•	Review/list all install team activity date, contract, customer, employee RMB cost;
•	Review/list all acceptances received date, contract, customer, RMB cost;
•	Review/list all new contracts ship date/performance period, contract, customer, revenue, cost;
•	Review/list all receipts of product/inventory date, purchase order, vendor, RMB cost, invoice;
•	Review/list all new purchase orders (initially included all open PO’s for product and non-product) date, purchase order, vendor, RMB cost;
•	Reconcile and review all balance sheet accounts;
•	Review accounts receivable aging, reserve analysis;
•	Review detailed slow moving inventory analysis;
•	Review/list all inventory held at customers site;
•	Prepare comparative analysis of general and administrative expense detail and
•	Prepare comparative analysis of manufacturing overhead detail.

And quarterly:

•	Review analysis of aged advances to suppliers and subcontractors;

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•	Review Shanghai Bell transactions and account reconciliations and
•	Review major customer transactions and account reconciliations.

In addition, in order to compensate for the remaining internal control deficiencies at Cortelco Shanghai, eOn’s certifying officers did the following to ensure that eOn’s financial statements fairly present in all material respects the financial condition, results of operations and cash flows as of and for the 3 month period ending October 31, 2004:

•	Reviewed all revenue transactions for proper recognition timing, including appropriate matching of expense and revenue where installation was part of contract;

•	Reviewed expense detail to identify accrual requirements and analyze unusual items;

•	Compared accruals to prior periods;

•	Reviewed account reconciliations;

•	Reviewed detailed inventory analysis for obsolescence;

•	Reviewed receivables aging and reserve;

•	Reviewed customer returns data for warranty obligations;

•	Reviewed terms and payment history of notes receivable and notes payable;

•	Reviewed accounts payable aging;

•	Reviewed and adjusted accounts receivable from employees and

•	Prepared all adjusting journal entries and prepared final adjusted financial statements.

Changes in internal control over financial reporting. There were changes in internal control over financial reporting that occurred during the three month period ending October 31, 2004 to remediate the ineffective disclosure controls and procedures described above that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting as follows:

1.	All balance sheet accounts are reconciled on a monthly basis;

2.	Management has implemented numerous control reports that are approved by the controller and CFO on a monthly basis, and

3.	Management has begun the process of documenting all policies and procedures for the Cortelco Shanghai operations.

While this is an ongoing process we believe that the above mentioned measures will improve the reliability of Cortelco Shanghai’s internal control structure.

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January 31, 2005 Form 10-Q Amendment in Response to SEC Comment Nos. 8, 9, 10 and 11

ITEM 4. DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. As evidenced by the restatement of the press release filed on Form 8-K/A for the quarter ending January 31, 2005 and based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) were ineffective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms for the following reasons:

The Company determined that there was a material weakness in the functioning of the disclosure controls and procedures with respect to Cortelco Shanghai, especially controls over consolidation and expense review The Company lacked controls relating to the monitoring and investigation of inter-company balances and related differences and elimination of inter-company balances in the consolidation process as it related to Cortelco Shanghai. Management determined in March, 2005 that this weakness commenced with the change in US Controllers in September, 2004.

Changes in internal control over financial reporting. There were changes in internal control over financial reporting that occurred during the 3 month period ending January 31, 2005 to remediate the ineffective disclosure controls and procedures described above that have materially affected the Company’s internal control over financial reporting as follows:

1.	The Cortelco Shanghai Financial Reporting Manager and Controller created a revenue recognition guideline matrix for all the different contract types in China. The Chief Financial Officer reviewed and approved the Guidelines and

2.	eOn US has increased its oversight of the Cortelco Shanghai financial statements in that they are prepared by the Cortelco Shanghai Financial Reporting Manager and reviewed by the eOn Controller and eOn Chief Financial Officer.

In addition, as part of our ongoing plan to improve internal controls at Cortelco Shanghai we implemented the following internal controls during the first quarter:

1.	All balance sheet accounts are reconciled on a monthly basis;

2.	Management has implemented numerous control reports that are approved by the controller and CFO on a monthly basis, and

3.	Management has begun the process of documenting all policies and procedures for the Cortelco Shanghai operations.

While this is an ongoing process we believe that the above mentioned measures will improve the reliability of Cortelco Shanghai’s internal control structure.

The principal executive officer and principal financial officer have commenced a detailed evaluation of the reporting processes, controls and responsibilities and will report recommendations to the Board and Audit Committee on April 5, 2005 to ensure that the Company meets all reporting obligations.

The following remediation actions were taken in March and early April 2005:

1.	The Company hired a new Controller

2.	All inter-company accounts receivable and accounts payable are reconciled monthly

3.	The Cortelco Shanghai Quarterly U.S. GAAP financial worksheet will segregate the accounts receivable and accounts payable with eOn as separate line items.

4.	The Chief Financial Officer will review each specific consolidation elimination entry.